UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Delta Technology Holdings Limited (the “Company”) previously reported that on October 30, 2014, it received notice from the Listing Qualification Staff (the “Staff”) of The NASDAQ Stock Market LLC (“NASDAQ”) that following the Company’s initial business combination on September 19, 2014, and the subsequent mandatory separation of the Company’s units, which ceased trading on NASDAQ along with the Company’s Class A Shares on October 1, 2014, the Company’s warrants (the “Warrants”), trading under the symbol “CISAW”, do not comply with NASDAQ Listing Rule 5560(a), which requires, in part, that warrants listed on NASDAQ must have an underlying security that is also listed on NASDAQ or a Covered Security.

On November 3, 2014, the Company appealed the Staff’s determination by requesting a hearing before the NASDAQ Hearings Panel (the “Panel”), which was held on December 4, 2014.

On December 11, 2014, the Company received a written decision (the “Decision”) from the NASDAQ Office of General Counsel informing the Company that the Panel has granted the Company’s request for continued listing of the Warrants on NASDAQ until the listing application of the Company’s ordinary shares is completed or until April 29, 2015, whichever is earlier, provided that on or before April 29, 2015, the Company’s application for listing on NASDAQ shall have been approved by the Staff, and that the ordinary shares underlying the Warrants are trading on NASDAQ. If no determination on the application has been communicated to the Company by April 29, 2015, the Panel will suspend trading and take steps to delist the Warrants.

The Company issued a press release on December 16, 2014, announcing the receipt of the Decision from NASDAQ. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibits

99.1	Press release dated December 16, 2014, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2014	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer